                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

     --------------------------------------------------------

                            FORM 11-K

        FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
          AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

     --------------------------------------------------------

(Mark one)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [No Fee Required]

             FOR YEAR ENDED DECEMBER 31, 1998

                              or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [No fee required]

          For the transition period from         to
                                         -------    ---------
     -----------------------------------------------------

                 COMMISSION FILE NUMBER 0-17605

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          YANKEE ENERGY SYSTEM, INC.
          401(k) EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          YANKEE ENERGY SYSTEM, INC.
          599 Research Parkway
          Meriden, CT 06450

                         YANKEE ENERGY SYSTEM, INC.

                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN

                    FINANCIAL STATEMENTS AND SCHEDULES

                         DECEMBER 31, 1998 AND 1997


                                 INDEX


                                                           PAGE


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                     1

FINANCIAL STATEMENTS:
  Statement of Net Assets Available for
    Benefits as of December 31, 1998                         2

  Statement of Net Assets Available for
    Benefits as of December 31, 1997                         4

  Statement of Changes in Net Assets Available
    for Benefits for the Year Ended December 31, 1998        5

  Statement of Changes in Net Assets Available
    for Benefits for the Year Ended December 31, 1997        7

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                 8-13

SUPPLEMENTAL SCHEDULES:
  Schedule I:  Item 27a - Schedule of Assets Held
                 for Investment Purposes as of
                 December 31, 1998                          14

  Schedule II: Item 27d - Schedule of Reportable
                 Transactions for the
                 Year Ended December 31, 1998               15




                  All schedules, except as set forth above,
                are omitted as not applicable or not required.

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the

                Yankee Energy System, Inc.
                401(k) Employee Stock Ownership Plan:



We have audited the accompanying statements of net assets available for benefits of Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions and assets held for investment purposes are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      Arthur Andersen LLP

Hartford, Connecticut
June 15, 1999

                      YANKEE ENERGY SYSTEM, INC.

                 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1998

                                                                                MERRILL
                                                                             LYNCH GROWTH
                                                                                 FUND
                                                            MERRILL LYNCH     INVESTMENT
                                                             RETIREMENT           AND          NORTHEAST       MERRILL LYNCH
                                               CASH         PRESERVATION      RETIREMENT       UTILITIES        BASIC VALUE
                                               FUND             TRUST          CLASS A        STOCK FUND       FUND CLASS A
                                             ---------       ----------      ------------     ----------       -------------
ASSETS:
  Short term investments                      $      -       $8,563,481        $        -      $        -       $        -
  Mutual funds                                       -                -         5,300,316               -        5,543,301
  Common stock                                       -                -                 -       1,242,714                -
  Employer contributions
    receivable                                       -            6,400             3,564               -            2,722
  Employee contributions
    receivable                                       -           50,131            42,889               -           35,004
  Accrued interest receivable                   10,043                -                 -               -                -
                                             ---------       ----------        ----------      ----------       ----------
      Total assets                              10,043        8,620,012         5,346,769       1,242,714        5,581,027
                                             ---------       ----------        ----------      ----------       ----------

LIABILITIES:
  Overdraft                                    240,257                -                 -               -                -
  Note payable - current                             -                -                 -               -                -
                                             ---------       ----------        ----------      ----------       ----------
NET ASSETS AVAILABLE FOR
  BENEFITS                                   $(230,214)      $8,620,012        $5,346,769      $1,242,714       $5,581,027
                                             ---------       ----------        ----------      ----------       ----------
                                             ---------       ----------        ----------      ----------       ----------


                                                                             MERRILL LYNCH
                                          MERRILL LYNCH                          GLOBAL        YES, INC.
                                           CAPITAL FUN      YES, INC.          ALLOCATION     ALLOCATION
                                             CLASS A        LOAN FUND         FUND CLASS A       FUND
                                           ----------       ----------       -------------    ----------
ASSETS:
  Short term investments                      $     -       $1,050,604            $   -           $     -
  Mutual funds                              2,610,466                -          626,544                 -
  Common stock                                      -                -                -         4,476,024
  Employer contributions
    receivable                                  1,957                -              582           775,986
  Employee contributions
    receivable                                 18,725                -            5,912                 -
  Accrued interest receivable                       -                -                -                 -
                                           ----------       ----------         --------        ----------
      Total assets                          2,631,148        1,050,604          633,038         5,252,010
                                           ----------       ----------         --------        ----------

LIABILITIES:
  Overdraft                                         -                -                -                 -
  Note payable - current                            -                -                -                 -
                                           ----------       ----------         --------        ----------
NET ASSETS AVAILABLE FOR
  BENEFITS                                 $2,631,148       $1,050,604         $633,038        $5,252,010
                                           ==========       ==========         ========        ==========



  The accompanying notes are an integral part of these financial statements.

                                   YANKEE ENERGY SYSTEM, INC.

                             401(k) EMPLOYEE STOCK OWNERSHIP PLAN

                        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                     AS OF DECEMBER 31, 1998




                                            YES, INC.          MFS           ALLIANCE
                                            VOLUNTARY       STRATEGIC        PREMIER        LORD ABBETT
                                              STOCK           INCOME          GROWTH         DEVELOPING
                                               FUND            FUND            FUND         GROWTH FUND
                                            ---------       ---------        --------       -----------
ASSETS:
  Short term investments                        $     -          $   -          $     -          $   -
  Mutual funds                                        -        189,693        1,107,981        470,064
  Common stock                                1,920,345              -                -              -
  Employer contributions
    receivable                                    1,494            156              593            219
  Employee contributions
    receivable                                   10,580          3,767           13,355          5,945
  Accrued interest receivable                         -              -                -              -
                                             ----------       --------       ----------       --------
      Total assets                            1,932,419        193,616        1,121,929        476,228
                                             ----------       --------       ----------       --------

LIABILITIES:
  Overdraft                                           -              -                -              -
  Note payable - current                              -              -                -              -
                                             ----------       --------       ----------       --------
NET ASSETS AVAILABLE FOR
  BENEFITS                                   $1,932,419       $193,616       $1,121,929       $476,228
                                             ==========       ========       ==========       ========






                                                                   MERRILL
                                                  AIM               LYNCH
                                             INTERNATIONAL         S&P 500          LOAN             1998
                                              EQUITY FUND        INDEX FUND       SUSPENSE           TOTAL
                                             -------------       -----------     ---------           -----
ASSETS:
  Short term investments                           $   -              $   -          $     -       $ 9,614,085
  Mutual funds                                   198,860            794,594                -        16,841,819
  Common stock                                         -                  -        1,828,736         9,467,819
  Employer contributions
    receivable                                        95                413                -           794,181
  Employee contributions
    receivable                                     3,544              8,314                -           198,166
  Accrued interest receivable                          -                  -                -            10,043
                                                --------           --------       ----------       -----------
      Total assets                               202,499            803,321        1,828,736        36,926,113
                                                --------           --------       ----------       -----------

LIABILITIES:
  Overdraft                                            -                  -                -           240,257
  Note payable - current                               -                  -          200,000           200,000
                                                --------           --------       ----------       -----------
NET ASSETS AVAILABLE FOR
  BENEFITS                                      $202,499           $803,321       $1,628,736       $36,485,856
                                                ========           ========       ==========       ===========







     The accompanying notes are an integral part of these financial statements.

                                 YANKEE ENERGY SYSTEM, INC.

                             401(k) EMPLOYEE STOCK OWNERSHIP PLAN

                        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                   AS OF DECEMBER 31, 1997



                                                                   MERRILL
                                                                LYNCH GROWTH
                                                                    FUND
                                                MERRILL LYNCH    INVESTMENT
                                                 RETIREMENT          AND          NORTHEAST      MERRILL LYNCH     MERRILL LYNCH
                                    CASH        PRESERVATION      RETIREMENT      UTILITIES       BASIC VALUE      CAPITAL FUND
                                    FUND            TRUST          CLASS A        STOCK FUND     FUND CLASS A         CLASS A
                                    ----        ------------    -------------     ----------     -------------     -------------
ASSETS:
  Cash                              $90,629         $     -           $     -        $      -         $     -           $     -
  Short term investments                  -       7,910,067                 -               -               -                 -
  Mutual funds                            -               -         6,984,408               -       4,394,646         2,213,837
  Common stock                            -               -                 -       1,047,860               -                 -
  Employer contributions
    receivable                            -           7,212             4,202               -           2,506             2,076
  Employee contributions
    receivable                            -          44,590            53,412               -          30,682            18,051
  Accrued interest receivable         8,950               -                 -               -               -                 -
                                    -------      ----------        ----------      ----------      ----------        ----------
      Total assets                   99,579       7,961,869         7,042,022       1,047,860       4,427,834         2,233,964
                                    -------      ----------        ----------      ----------      ----------        ----------

LIABILITIES:
  Note payable - long term                -               -                 -               -               -                 -
  Note payable - current                  -               -                 -               -               -                 -
                                    -------      ----------        ----------      ----------      ----------        ----------
      Total liabilities                   -               -                 -               -               -                 -
                                    -------      ----------        ----------      ----------      ----------        ----------

NET ASSETS AVAILABLE FOR
  BENEFITS                          $99,579      $7,961,869        $7,042,022      $1,047,860      $4,427,834        $2,233,964
                                    =======      ==========        ==========      ==========      ==========        ==========




                                                   MERRILL LYNCH                     YES, INC.
                                                       GLOBAL         YES, INC.      VOLUNTARY
                                     YES, INC.    ALLOCATION FUND    ALLOCATION        STOCK           LOAN             1997
                                     LOAN FUND        CLASS A           FUND            FUND         SUSPENSE          TOTAL
                                     ---------    ---------------    ----------      ----------      --------          ------
ASSETS:
  Cash                                   $   -          $   -            $     -         $     -        $     -      $    90,629
  Short term investments               951,067              -                  -               -              -        8,861,134
  Mutual funds                               -        712,512                  -               -              -       14,305,403
  Common stock                               -              -          3,980,953       1,936,395      2,224,355        9,189,563
  Employer contributions
    receivable                               -            670            531,686           1,869              -          550,221
  Employee contributions
    receivable                               -          7,096                  -          11,622              -          165,453
  Accrued interest receivable                -              -                  -               -              -            8,950
                                      --------       --------         ----------      ----------     ----------      -----------
      Total assets                     951,067        720,278          4,512,639       1,949,886      2,224,355       33,171,353
                                      --------       --------         ----------      ----------     ----------      -----------

LIABILITIES:
  Note payable - long term                   -              -                  -               -        200,000          200,000
  Note payable - current                     -              -                  -               -        400,000          400,000
                                      --------       --------         ----------      ----------     ----------      -----------
      Total liabilities                      -              -                  -               -        600,000          600,000
                                      --------       --------         ----------      ----------     ----------      -----------

NET ASSETS AVAILABLE FOR
  BENEFITS                            $951,067       $720,278         $4,512,639      $1,949,886     $1,624,355      $32,571,353
                                      ========       ========         ==========      ==========     ==========      ===========




    The accompanying notes are an integral part of these financial statements.

                                    YANKEE ENERGY SYSTEM, INC.

                               401(k) EMPLOYEE STOCK OWNERSHIP PLAN

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                               FOR THE YEAR ENDED DECEMBER 31, 1998





                                                                             PARTICIPANT DIRECTED
                                                  -----------------------------------------------------------------------------
                                                                     MERRILL                          MERRILL
                                                                      LYNCH                            LYNCH          MERRILL
                                                 MERRILL LYNCH     GROWTH FUND       NORTHEAST         BASIC           LYNCH
                                                  RETIREMENT     INVESTMENT AND      UTILITIES         VALUE          CAPITAL
                                    CASH         PRESERVATION      RETIREMENT          STOCK           FUND            FUND
                                    FUND             TRUST           CLASS A           FUND           CLASS A         CLASS A
                                    ----         -------------  ---------------      ---------       ---------        -------
ADDITIONS:
  Employee contributions
    and rollovers                 $     274         $1,327,051     $ 1,433,080          $     -      $  937,339       $  507,752
  Employer contributions                  -             67,841          40,410                -          27,897           20,909
  Interfund transfers in                             1,463,108         692,961                -         926,078          259,499
  Earnings -
    Interest/other income           194,120             26,827          24,527                -          12,208            8,210
    Dividends                             -            525,128         113,723           27,033         453,496          168,267
    Realized gain (loss)                  -                  -         (36,619)         (71,131)        190,936           28,215
    Unrealized gain (loss)                -                  -      (1,815,510)         451,777         (71,460)         (56,849)
                                  ---------         ----------     -----------       ----------      ----------       ----------
       Total additions              194,394          3,409,955         452,572          407,679       2,476,494          936,003
                                  ---------         ----------     -----------       ----------      ----------       ----------

DEDUCTIONS:
  Interfund transfers out                 -          1,653,563       1,596,628           63,942       1,096,501          421,154
  Benefit distributions             524,187          1,098,249         551,197          148,883         226,800          117,665
                                  ---------         ----------     -----------       ----------      ----------       ----------
       Total deductions             524,187          2,751,812       2,147,825          212,825       1,323,301          538,819
                                  ---------         ----------     -----------       ----------      ----------       ----------
       Net increase (decrease)     (329,793)           658,143      (1,695,253)         194,854       1,153,193          397,184


NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year        99,579          7,961,869       7,042,022        1,047,860       4,427,834        2,233,964
                                  ---------         ----------     -----------       ----------      ----------       ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year           $(230,214)        $8,620,012     $ 5,346,769       $1,242,714      $5,581,027       $2,631,148
                                  =========         ==========     ===========       ==========      ==========       ==========



                                                     PARTICIPANT
                                                      DIRECTED
                                                     -----------
                                                       MERRILL
                                                        LYNCH
                                     YES, INC.          GLOBAL          YES, INC.
                                       LOAN          ALLOCATION        ALLOCATION
                                       FUND          FUND CLASS A         FUND
                                     ---------      --------------    ------------
ADDITIONS:
  Employee contributions
    and rollovers                   $  (428,937)         $194,358         $     -
  Employer contributions                      -             6,437         791,478
  Interfund transfers in                      -            70,676               -
  Earnings -
    Interest/other income               116,725             1,984               -
    Dividends                                 -            75,894               -
    Realized gain (loss)                      -            (9,814)         38,096
    Unrealized gain (loss)                    -           (59,219)        318,167
                                     ----------          --------      ----------
       Total additions                 (312,212)          280,316       1,147,741
                                     ----------          --------      ----------

DEDUCTIONS:
  Interfund transfers out                     -           289,244           1,508
  Benefit distributions                (411,749)           78,312         406,862
                                     ----------          --------      ----------
       Total deductions                (411,749)          367,556         408,370
                                     ----------          --------      ----------
       Net increase (decrease)           99,537           (87,240)        739,371


NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year           951,067           720,278       4,512,639
                                     ----------          --------      ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year              $1,050,604          $633,038      $5,252,010
                                     ==========          ========      ==========





    The accompanying notes are an integral part of these financial statements.

                                   YANKEE ENERGY SYSTEM, INC.

                              401(k) EMPLOYEE STOCK OWNERSHIP PLAN

                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                        PARTICIPANT DIRECTED
                                 -------------------------------------------------------------------------------------------------
                                                                                                                        MERRILL
                                    YES, INC.                         ALLIANCE           LORD             AIM            LYNCH
                                    VOLUNTARY           MFS            PREMIER          ABBETT       INTERNATIONAL      S&P 500
                                      STOCK          STRATEGIC         GROWTH         DEVELOPING        EQUITY           INDEX
                                      FUND          INCOME FUND         FUND         GROWTH FUND         FUND            FUND
                                    ---------       -----------      ----------      -----------     -------------      --------
ADDITIONS:
  Employee contributions
    and rollovers                  $  218,102        $ 33,376        $  234,051          $151,014       $ 36,978         $ 72,223
  Employer contributions               17,986             778             2,901             1,168            453            1,351
  Interfund transfers in               94,791         202,930           930,401           446,402        211,854          789,154
  Earnings -
    Interest/other income              11,217             230               461               577            445              174
    Dividends                          95,681           7,208            21,238                 -          3,209           31,357
    Realized gain (loss)               71,850          (1,110)          (15,763)          (16,904)          (308)          (2,333)
    Unrealized gain (loss)             97,237          (9,039)          116,049            39,646         (6,318)          20,009
                                   ----------        --------        ----------          --------       --------         --------
       Total additions                606,864         234,373         1,289,338           621,903        246,313          911,935
                                   ----------        --------        ----------          --------       --------         --------
DEDUCTIONS:
  Interfund transfers out             460,334          40,741           166,251           145,625         43,774          108,589
  Benefit distributions               163,997              16             1,158                50             40               25
                                   ----------        --------        ----------          --------       --------         --------
       Total deductions               624,331          40,757           167,409           145,675         43,814          108,614
                                   ----------        --------        ----------          --------       --------         --------
       Net increase (decrease)        (17,467)        193,616         1,121,929           476,228        202,499          803,321

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year       1,949,886               -                 -                 -              -                -
                                   ----------        --------        ----------          --------       --------         --------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year            $1,932,419        $193,616        $1,121,929          $476,228       $202,499         $803,321
                                   ==========        ========        ==========          ========       ========         ========





                                     LOAN              1998
                                   SUSPENSE           TOTAL
                                   --------           -----
ADDITIONS:
  Employee contributions
    and rollovers                   $     -          $ 4,716,661
  Employer contributions           (147,178)             832,431
  Interfund transfers in                  -            6,087,854
  Earnings -
    Interest/other income                 -              397,705
    Dividends                             -            1,522,234
    Realized gain (loss)                  -              175,115
    Unrealized gain (loss)          151,559             (823,951)
                                 ----------          -----------
       Total additions                4,381           12,908,049
                                 ----------          -----------
DEDUCTIONS:
  Interfund transfers out                 -            6,087,854
  Benefit distributions                   -            2,905,692
                                 ----------          -----------
       Total deductions                   -            8,993,546
                                 ----------          -----------
       Net increase (decrease)        4,381            3,914,503

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year     1,624,355           32,571,353
                                 ----------          -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year          $1,628,736          $36,485,856
                                 ==========          ===========


    The accompanying notes are an integral part of these financial statements.


                                    YANKEE ENERGY SYSTEM, INC.

                              401(k) EMPLOYEE STOCK OWNERSHIP PLAN

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                               FOR THE YEAR ENDED DECEMBER 31, 1997





                                                                            PARTICIPANT DIRECTED
                                             --------------------------------------------------------------------------------

                                                                  MERRILL                           MERRILL
                                                                   LYNCH                             LYNCH           MERRILL
                                              MERRILL LYNCH      GROWTH FUND       NORTHEAST         BASIC            LYNCH
                                                RETIREMENT     INVESTMENT AND      UTILITIES         VALUE           CAPITAL
                                  CASH         PRESERVATION      RETIREMENT          STOCK           FUND             FUND
                                  FUND            TRUST            CLASS A           FUND           CLASS A          CLASS A
                                  ----        -------------    --------------      ----------      ---------        --------
ADDITIONS:
  Employee contributions
    and rollovers                   $   -        $  594,352       $  719,880          $     -      $  436,681      $  242,693
  Employer contributions                -            80,099           40,609                -          23,753          20,299
  Interfund transfers in                -           724,513          497,689                -         503,271         131,415
  Earnings -
    Interest/other income           2,246            22,946           16,042                -           9,916           7,872
    Dividends                           -           498,892          551,523           24,170         327,192         180,196
    Realized gain (loss)                -                 -          134,653         (176,425)         58,317          10,272
    Unrealized gain (loss)              -                 -          356,739           45,303         520,943         175,699
                                 --------        ----------       ----------       ----------      ----------      ----------
       Total additions              2,246         1,920,802        2,317,135         (106,952)      1,880,073         768,446
                                 --------        ----------       ----------       ----------      ----------      ----------

DEDUCTIONS:
  Interfund transfers out               -           911,685          313,144          116,122         149,348          93,268
  Benefit distributions           (87,986)          595,566          449,074           75,491         206,417          73,226
                                 --------        ----------       ----------       ----------      ----------      ----------
       Total deductions           (87,986)        1,507,251          762,218          191,613         355,765         166,494
                                 --------        ----------       ----------       ----------      ----------      ----------
       Net increase
         (decrease)                90,232           413,551        1,554,917         (298,565)      1,524,308         601,952


NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of
    year                            9,347         7,548,318        5,487,105        1,346,425       2,903,526       1,632,012
                                 --------        ----------       ----------       ----------      ----------      ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year          $ 99,579        $7,961,869       $7,042,022       $1,047,860      $4,427,834      $2,233,964
                                 ========        ==========       ==========       ==========      ==========      ==========




                                                    PARTICIPANT                      PARTICIPANT
                                                     DIRECTED                         DIRECTED
                                                   -----------                       -----------
                                                     MERRILL
                                                      LYNCH                          YES, INC.
                                    YES, INC.         GLOBAL         YES, INC.       VOLUNTARY
                                      LOAN          ALLOCATION      ALLOCATION         STOCK           LOAN            1997
                                      FUND         FUND CLASS A        FUND            FUND          SUSPENSE         TOTAL
                                   ---------       ------------     ----------       ---------       --------         -----
ADDITIONS:
  Employee contributions
    and rollovers                   $(322,609)        $138,761          $     -     $  175,453          $     -      $ 1,985,211
  Employer contributions                    -            7,004          531,686         20,572          (53,533)         670,489
  Interfund transfers in                    -          165,405                -         40,137                -        2,062,430
  Earnings -
    Interest/other income                   -            1,787                -         57,613                -          118,422
    Dividends                               -           89,538                -        100,870                -        1,772,381
    Realized gain (loss)                    -            2,748            8,310         18,975                -           56,850
    Unrealized gain (loss)                  -          (36,449)         805,365        381,526          442,737        2,691,863
                                    ---------         --------       ----------     ----------       ----------      -----------
       Total additions               (322,609)         368,794        1,345,361        795,146          389,204        9,357,646
                                    ---------         --------       ----------     ----------       ----------      -----------

DEDUCTIONS:
  Interfund transfers out                   -           21,422           13,554        443,887                -        2,062,430
  Benefit distributions              (632,142)          16,981          277,605        166,734                -        1,140,966
                                    ---------         --------       ----------     ----------       ----------      -----------
       Total deductions              (632,142)          38,403          291,159        610,621                -        3,203,396
                                    ---------         --------       ----------     ----------       ----------      -----------
       Net increase
         (decrease)                   309,533          330,391        1,054,202        184,525          389,204        6,154,250


NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of
    year                              641,534          389,887        3,458,437      1,765,361        1,235,151       26,417,103
                                    ---------         --------       ----------     ----------       ----------      -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year             $ 951,067         $720,278       $4,512,639     $1,949,886       $1,624,355      $32,571,353
                                    =========         ========       ==========     ==========       ==========      ===========



    The accompanying notes are an integral part of these financial statements.

                          YANKEE ENERGY SYSTEM, INC.

                     401(k) EMPLOYEE STOCK OWNERSHIP PLAN

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                          DECEMBER 31, 1998 AND 1997



1.      ESTABLISHMENT OF THE PLAN:

        The Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan (the Plan) was established and effective on July 1, 1989 (the effective date) following the divestiture of the gas business of the Connecticut Light and Power Company (CL&P), a wholly-owned subsidiary of Northeast Utilities (NU), and the related creation of Yankee Energy System, Inc. (YES). Each transferred gas employee participating in the Northeast Utilities Tax Reduction Act Employee Stock Ownership Plan (TRAESOP), Payroll Based Employee Stock Ownership Plan (PAYSOP) or Supplemental Retirement Savings Plan became a participant in the Plan effective July 1, 1989. Participant account balances and $7,203,056 in assets were transferred to the Plan on the effective date. The assets were comprised of NU common stock and cash.

2.      PLAN DESCRIPTION:

        The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        GENERAL -

        The Plan is a defined contribution 401(k) Employee Stock Ownership Plan established to provide benefits to eligible employees. Participation in the Plan is voluntary. Union employees become eligible to participate on the first day of the month following the completion of one year of service. Non-union employees become eligible to participate on the first day of the month following the completion of six months of service.

        CONTRIBUTIONS -

        Participants contribute between 1% and 15% of compensation subject to limitations set forth by the Plan. Investment of employee contributions in the various funds is at the employees' discretion. YES matches 100% of non-union employee pre-tax contributions annually up to 3% of compensation and 50% of union employee pre-tax contributions each month up to 5% of compensation.

        Effective January 1, 1998, YES began matching 100% of non-union Yankee Energy Services Company employee pre-tax contributions annually up to 5% of compensation.

        BENEFIT PAYMENTS -

        Unless a participant elects otherwise, benefit distributions are made in a lump sum not later than sixty days following the end of the Plan year following the later of the participant's 65th birthday, the 10th anniversary of the date on which participation commenced or the termination of employment. In the event of the death of a participant prior to distribution, benefits will be paid to a designated beneficiary in a lump sum.

        VESTING -

        Non-union employees become 100% vested upon commencing participation in the Plan. Union employees shall at all times be fully vested in employee contributions and will vest in the employer contributions in accordance with the following schedule:

          YEARS OF SERVICE             VESTING %

                1                        20%
                2                        40%
                3                        60%
                4                        80%
                5 or more               100%

        The account balances of union employees, as of June 3, 1989, formerly participating in the NU Supplemental Retirement Savings Plan and NU TRAESOP and PAYSOP became fully vested on July 1, 1989.

        Notwithstanding the foregoing, union participants shall be fully vested in employer contributions upon reaching age 65 or in the event of death or total disability. Any union employee forfeitures will be used to reduce future employer contributions.

        LOANS -

        Participants may borrow up to the lesser of 50% of the participant's vested interest in his total account or $50,000, reduced by the highest outstanding balance of loans from the Plan during the one-year period preceding the date of the loan.

        INVESTMENT OPTIONS -

        The Plan consists of fifteen funds as follows:

                Cash Fund -
                  Represents a cash fund which is used as a temporary account for overnight transactions and features an investment sweep option to earn interest daily.

                Merrill Lynch Retirement Preservation Trust -
                  Provides preservation of participants' investments, liquidity and current income that is typically higher than money market funds.

                Merrill Lynch Growth Fund Investment and Retirement Class A -
                    Invests in securities, primarily equities.

                Northeast Utilities Stock Fund -
                  Account maintains Northeast Utilities stock belonging to transferred CL&P and Northeast Utilities Service Company (NUSCO) employees formerly participating in the NU Supplemental Retirement Savings Plan.

                Merrill Lynch Basic Value Fund Class A -
                    Invests in securities, primarily equities.

                Merrill Lynch Capital Fund Class A -
                    Invests in equity securities, corporate bonds and money market securities.

                YES, Inc. Loan Fund -
                    Represents a clearing account for participant loans.

                Merrill Lynch Global Allocation Fund Class A -
                    Invests in U.S. and foreign equity, debt and money market securities.

                YES, Inc. Allocation Fund -
                    Represents the employer matching fund, which invests in Yankee Energy System, Inc. common stock.

                YES, Inc. Voluntary Stock Fund -
                    Invests in Yankee Energy System, Inc. common stock.

                MFS Strategic Income Fund -
                    Invests in foreign and domestic fixed-income securities.

                Alliance Premier Growth Fund -
                    Invests in a limited number of primarily large U.S. company common stocks and other equity securities.

                Lord Abbett Developing Growth Fund -
                    Invests in small company stocks.

                AIM International Equity Fund -
                    Invests in primarily foreign equity securities.

                Merrill Lynch S&P 500 Index Fund -
                    Invests in securities listed on Standard & Poor's 500 Index.


3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        BASIS OF ACCOUNTING -

        The accompanying financial statements and schedules of the Plan have been prepared on the accrual basis of accounting.

        USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS -

        The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

        RECLASSIFICATIONS -

        Certain prior year amounts have been reclassified to conform with current year classifications.

        ADMINISTRATIVE EXPENSES -

        Administrative expenses of the Plan are paid from the Plan assets unless paid by YES. Administrative expenses of approximately $70,500 and $59,000 were paid by YES in 1998 and 1997, respectively.

        VALUATION OF INVESTMENTS -

        The Plan's investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price.

4.      INVESTMENTS:

        The fair market value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1998 and 1997 are as follows:


                                                          1998             1997
                                                          ----             ----

        Yankee Energy System, Inc. common stock       $8,225,105        $8,141,703
        Merrill Lynch Growth Fund Investment
          and Retirement Class A                       5,300,316         6,984,408
        Merrill Lynch Retirement Preservation Trust
          Money Market                                 8,563,481         7,910,067
        Merrill Lynch Basic Value Fund Class A         5,543,301         4,394,646
        Merrill Lynch Capital Fund Class A             2,610,466         2,213,837


        During 1998, the Plan's investments depreciated in fair value by $(648,836) as follows:

                                           NET (DEPRECIATION)
                                              APPRECIATION
                                              IN FAIR VALUE
                                               DURING YEAR
                                           -----------------

        Fair value as determined by quoted market value:

          Mutual funds                        $(1,706,391)
          YES common stock                        676,909
          NU common stock                         380,646
                                              -----------
                                              $  (648,836)
                                              -----------
                                              -----------

        During 1997, the Plan's investments appreciated in fair value by $2,748,713 as follows:

                                           NET APPRECIATION
                                            (DEPRECIATION)
                                             IN FAIR VALUE
                                              DURING YEAR
                                           -----------------

        Fair value as determined by quoted market value:

          Mutual funds                        $ 1,222,922
          YES common stock                      1,656,913
          NU common stock                        (131,122)
                                              -----------
                                              $ 2,748,713
                                              -----------
                                              -----------


5.      NOTE PAYABLE:

        The Plan has secured a $4,000,000 loan from a commercial bank to Fleet Bank, N.A., the former trustee, the proceeds of which were used to buy YES common stock for the Plan. YES has guaranteed the loan. The loan will be repaid over a ten year period ending July 1, 1999 at $400,000 per year plus interest at a rate of 10.38%. Employer non-union matching contributions are used to make annual principal payments. Interest is paid from the earnings of the YES, Inc. allocation fund. As the loan is paid down, an equivalent amount of YES stock, which serves as collateral, is released and allocated to participants.

6.      TAX STATUS:

        The Plan obtained its latest determination letter on March 20, 1996 in which the Internal Revenue Service stated that the form of the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the determination letter was received. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan is qualified.

7.      VOTING RIGHTS:

        Each participant is entitled to exercise voting rights attributable to the shares allocated to his account and is notified by Merrill Lynch Trust Company (the Trustee) prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

8.      TERMINATION OF THE PLAN:

        YES may suspend, terminate, or completely discontinue contributions under the Plan with respect to its employees subject to the provisions of the Employee Retirement Income Security Act of 1974 relating to plan terminations.

        Upon termination or partial termination of the Plan, the rights of all affected participants to their accounts to the date of such termination shall be fully vested to the extent funded.

9.      SUBSEQUENT EVENT:

        On June 15, 1999, YES announced that it entered into an agreement to be acquired by NU. The effect of the acquisition on the Plan has not yet been determined.

                                                                     SCHEDULE I
                                                                EIN# 06-1236430
                                                                      PLAN# 001

                           YANKEE ENERGY SYSTEM, INC.

                     401(k) EMPLOYEE STOCK OWNERSHIP PLAN

          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1998


                                            (c) Description of
                                           investment, including
                                           maturity date, rate of
       (b) Identity of issue, borrower,     interest, collateral,                      (e) Current
(a)         lessor or similar party         par or maturity value       (d) Cost            value
---    --------------------------------    ----------------------       --------        -----------
        Common Stock:
        -------------
 *      Yankee Energy System, Inc.                 282,406 shares      $ 6,191,382      $ 8,225,105
 *      Northeast Utilities                         77,669 shares        1,663,548        1,242,714
                                                                       -----------      -----------
                   Total common stock                                    7,854,930        9,467,819
                                                                       -----------      -----------
        Mutual Funds:
        -------------
 *      Merrill Lynch Growth Fund
          Investment and Retirement
          Class A                                  246,412 shares        6,107,616        5,300,316
 *      Merrill Lynch Basic Value Fund
          Class A                                  145,799 shares        4,816,572        5,543,301
 *      Merrill Lynch Capital Fund
          Class A                                   75,863 shares        2,453,768        2,610,466
 *      Merrill Lynch Global Allocation
          Fund Class A                              49,686 shares          720,054          626,544
 *      Merrill Lynch S&P 500 Index Fund            51,934 shares          774,585          794,594
        Lord Abbett Developing Growth
          Fund                                      30,406 shares          430,419          470,064
        AIM International Equity Fund                8,952 shares          205,178          198,860
        Alliance Premier Growth Fund                36,615 shares          991,932        1,107,981
        MFS Strategic Income Fund                   25,600 shares          198,732          189,693
                                                                       -----------      -----------
                   Total mutual funds                                   16,698,856       16,841,819
                                                                       -----------      -----------

        Short-Term Investments:
        -----------------------
 *      Merrill Lynch Retirement
          Preservation Trust                     8,563,481 shares        8,563,481        8,563,481
 *      YES, Inc. Loan Fund                      1,050,604 shares        1,050,604        1,050,604
                                                                       -----------      -----------
                   Total short-term
                     investments                                         9,614,085        9,614,085
                                                                       -----------      -----------
                   Total investments                                   $34,167,871      $35,923,723
                                                                       ===========      ===========

*Indicates a party in interest.


            The accompanying notes are an integral part of this schedule.

                                                                   SCHEDULE II
                                                               EIN# 06-1236430
                                                                     PLAN# 001



                                         YANKEE ENERGY SYSTEM, INC.

                                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN

                               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                   FOR THE YEAR ENDED DECEMBER 31, 1998



(a) Identity of   (b) Description            (c) Purchase    (d) Selling    (e) Lease    (f) Expense incurred
 party involved       of asset                   Price          price         rental        with transaction
---------------   ---------------           ---------------  -------------  -----------  ---------------------

Merrill Lynch     Retirement Preservation
                   Trust                      $2,285,640    $     -         $    -           $       -

Merrill Lynch     Retirement Preservation
                   Trust                          -           1,886,195          -                   -






                 (h) Current value
(g) Cost of          of asset on         (i) Net gain
   asset           transaction date         or (loss)
-----------      -------------------     -------------

$2,285,640            $2,285,640          $     -


 1,886,195             1,886,195                -


               The accompanying notes are an integral part of this schedule.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                               YANKEE ENERGY SYSTEM, INC.
                          401 (K) EMPLOYEE STOCK OWNERSHIP PLAN
                          -------------------------------------
                                    (Name of the Plan)




Date June 29, 1999                           By /s/ James M. Sepanski
                                                -----------------------------
                                                 James M. Sepanski
                                                 Vice President, Chief Financial
                                                 Officer and Treasurer


Date June 29, 1999                           By /s/ Robin H. Planco
                                                ------------------------------
                                                Robin H. Planco
                                                Administrator of the Plan
                                                Director of Human Resources


Date June 29, 1999                           By /s/ Mary J. Healey
                                                -------------------------------
                                                Mary J. Healey
                                                Vice President, General Counsel
                                                and Secretary

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------


As independent public accountants, we hereby consent to the incorporation of our report dated June 15, 1999 included in this Form 11-K into Yankee Energy System, Inc. 401 (k) Employee Stock Ownership Plan's previously filed Registration Statement File No. 33-52077.




                                                     /s/ Arthur Andersen LLP



Hartford, Connecticut
June 25, 1999